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                       September 22, 2022

       Weiming Cui
       Chief Financial Officer, Secretary and Director
       Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
       No.3205-3209, South Building , No.3,
       Intelligence Industrial Park , No.39 Hulan West Road ,
       Baoshan District, Shanghai , China

                                                        Re: Liaoning Shuiyun
Qinghe Rice Industry Co., Ltd.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            File No. 000-30432

       Dear Weiming Cui:

               We issued comments to you on the above captioned filing on August 24, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 6, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction